

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

Via E-mail
Gregory B. Maffei
Chief Executive Officer and President
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

   Re: Liberty Interactive Corporation
     Registration Statement on Form S-4
     Filed April 3, 2012
     File No. 333-180543

Dear Mr. Maffei:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Please disclose the total number of shares of Series A Liberty Ventures common stock that will be distributed to the holders of Series A and Series B Liberty Interactive common stock. Also disclose the total number of shares of Series A Liberty Ventures common stock that would be outstanding if all the rights are fully subscribed.

2. Please disclose the expiration date of the rights offering and the maximum time that you may extend the expiration date.

3. Please increase the font size to a more readable size.

Questions and Answers, page 1

"What is a Series A Right?" page 4

4. Explain what you mean by "traded regular way."

"Why are you conducting the rights offering and how will you use the proceeds received from the rights offering?" page 6

5. Please discuss why you chose to conduct a rights offering to raise funds rather than use alternate forms of financing. Discuss why you are only distributing rights to purchase Series A Liberty Ventures common stock. Explain how you determined the number of rights to distribute and the exercise price of the rights.

6. We note your statements throughout your prospectus, including here and on pages 14 and 71, that the proceeds of the rights offering will be attributed to the Ventures Group and will be used for investments in new opportunities to be attributed to that group. Revise your disclosure to clarify that management may, in its sole discretion, determine to attribute the proceeds of the rights offering or any new business opportunities resulting from the use of such proceeds to the Interactive Group.

7. Please discuss the potential impact that the rights offering may have on the trading price of the Series A Liberty Ventures common stock.

Summary, page 9

The Transaction, page 9

8. To provide context, please disclose the percentage of total revenues, net income, total assets and total liabilities of the company attributable to each group of operations in the last fiscal year.

The Tracking Stock Proposal…, page 11

9. We note your disclosure that the Liberty Interactive common stock "would track and reflect the economic performance" of the Interactive Group while the Liberty Ventures stock "would track and reflect the economic performance" of the Ventures Group. Please revise your disclosure to clarify that the stocks are "intended" to track the economic performance of these assets. Clearly state that the board of directors may change the assets and liabilities attributable to each group at any time.

Reasons for the Tracking Stock…, page 12

10. Explain the basis for your belief that the tracking stock will create transparency for investors and thereby "encourage greater market recognition of the value of all of [y]our businesses and assets and enhance stockholder value." We note that your board of directors has broad discretion in the allocation of assets, liabilities and expenses between the groups and such allocations may be changed at any time.

11. Explain why you believe the Tracking Stock Proposal will create a "pure-play stock" and how that will benefit your business.

12. We note that you completed the split-off of Liberty Media Corporation in September 2011. In your definitive proxy statement filed April 18, 2011 for the split-off, you indicated that one of the factors management considered in conducting that transaction was that "Liberty Media is burdened by a 'complexity discount,' and simplifying the capital structure…is expected to reduce the discounts at which each of the three tracking stocks trade and encourage investment in the stocks" of each company (page 41). Please explain what has changed since the split-off and why the creation of new tracking stocks under the Tracking Stock Proposal would not have the same negative consequences.

Management and Allocation Policies, page 13

13. Expand your disclosure to clarify that the board of directors can, in its sole discretion, modify the management and allocation policies at any time and indicate the notice you intend to provide stockholders upon any such changes.

Treatment of Outstanding Equity Awards, page 16

14. Please fill in the blanks and complete the disclosure throughout your proxy statement/prospectus as soon as possible as we may have further comment.

Risk Factors, page 17

15. In order to provide a more balanced summary, please expand your disclosure to identify the most material risks associated with the transactions contemplated by your registration statement, including the following:
   - the fact that holders of your tracking stock have no equity or legal interest in the company's assets and liabilities and are only participating in assets and liabilities as allocated by management;
   - the risk that there is no guarantee that the tracking stocks will reflect the assets and liabilities attributed to the respective stocks;
   - the fact that the board of directors may elect to convert one tracking stock into the other tracking stock at any time**;**
   - the risks associated with conflicts of interests by your board members and the fact

that rather than developing specific procedures, your board will exercise its judgment to address any such conflicts of interest;

- the fact that the tracking stockholders will not get to elect their own board of directors and therefore there will be no board of directors that owes any separate duties to the Ventures Group or the Interactive Group stockholders;
- the fact that the board of directors may change the focus or strategy of any group, in its sole discretion, at any time; and
- the material dilution stockholders who do not exercise all of their Series A rights will experience upon consummation of the rights plan.

These are just examples.

Risk Factors, page 23

16. Please add a risk factor to disclose that due to the discretion posed by the board of directors over the cash management policies of the two groups (including the timing and decision of whether to finance capital expenditures), it may be difficult to assess each group's liquidity and capital resource needs and, in turn, the future prospects of each group based on past performance.

17. Please add a risk factor clearly disclosing that the board of directors may reallocate assets, liabilities, revenues, expenses and cash flows without the approval of the holders of a group's tracking stock and disclose prominently that this flexibility may make it difficult to assess the future prospects of a tracked group based on its past performance.

18. Please add a risk factor addressing the fact that in the event of a liquidation, the holders of your common stock will be entitled to receive a pro rata share of your available net assets based on the number of liquidation units attributable to their shares. Explain that the number of liquidation units attributable to Liberty Ventures common stock is based on the price of Liberty Ventures common stock and not the market value of the assets constituting the Liberty Ventures group.

"Our tracking stock capital structure could create conflicts of interest…" page 25

19. Please break out the last paragraph of this section as a separate risk factor.

"No IRS ruling has been obtained by us…" page 30

20. Expand your disclosure to address whether the existence of a tracking stock might make it more difficult for you to receive a tax free ruling from the IRS on other acquisitions.

<u>"The success of one of our subsidiaries, QVC, depends in large part on its ability to recruit…"
page 33</u>

21. Identify the key employees referenced in this risk factor.

<u>"We do not have the right to manage our business affiliates…," page 34</u>

22. Expand this risk factor or create a new risk factor addressing the risk that you do not have
    the right to manage any of the businesses initially attributed to the Ventures Group
    because such businesses are merely business affiliates in which you own a partial interest.

<u>Security Ownership of Certain Beneficial Owners, page 41</u>

23. We note that your table excludes the security ownership of Mr. Malone. For clarity,
    please revise to reflect all of the beneficial owners of five percent or more of your voting
    securities in the table.

<u>Security Ownership of Management, page 42</u>

24. Expand your disclosure to reflect the security ownership your directors and named
    executive officers will have of Liberty Interactive and Liberty Ventures common stock
    after consummation of recapitalization and distribution and completion of the rights
    offering.

<u>The Tracking Stock Proposal</u>

<u>General, page 46</u>

25. Please revise your disclosure to clarify that the identified attribution is merely an "initial"
    attribution that may be changed by your board of directors at any time. Your revised
    disclosure should also state that stockholders will not have any direct rights to the
    businesses or assets attributed to each group.

<u>The Interactive Group and the Ventures Group, page 47</u>

26. Please disclose how the board of directors arrived at the allocation of cash and debt
    between the two groups.

27. Disclose the percentage of total revenue, net income, total assets and total liabilities
    attributed to each group last year. Explain why the assets attributed to the Ventures
    Group generated no revenue and reported no current assets for the fiscal year ended
    December 31, 2011.

Background and Reasons for the Tracking Stock Proposal, page 49

28. Please disclose whether the board of directors considered alternatives such as a spin off or the sale of these businesses and the factors considered in making its determination. Address the company's decision in 2011 to eliminate the Liberty Capital and Liberty Starz tracking stocks by conducting a split-off of Liberty Media Corporation.

Potential Negative Aspects of the Tracking Stock Proposal, page 51

29. Expand your disclosure to address the lack of market support, generally, of tracking stocks and the risk that the complexity of the tracking stock structure may depress the stock price. Your revised disclosure should also state that the board of directors can change the allocation policies, the allocated assets or convert the stock without notice to or approval by the stockholders, which may depress the stock price and result in stockholders not holding stock in the same business in which they initially invested.

Policies Subject to Change Without Stockholder Approval, page 52

30. Expand your disclosure to note, if true, that you will not notify your stockholders of any modification, change or exception made to your management and allocation policies if you determine that such change is not material to the company as a whole.

Fiduciary and Management Responsibilities, page 52

31. We note your statement that your directors and officers will have the same fiduciary duties to holders of Liberty Interactive common stock and Liberty Ventures common stock. Please revise your disclosure to clarify that your directors and officers will have fiduciary duties to the company as a whole and not to either individual group.

Material U.S. Federal Income Tax Consequences, page 84

32. We advise you that we need time to review the tax opinion prior to effectiveness of your registration statement. Therefore, we encourage you to provide us with the draft opinion as soon as possible.

Annex A

General, page A-1

33. Please expand your disclosure in the last sentence of this section to address the fact that stockholders will have no legal claims to the assets of any particular portion of your business and the allocation of your businesses may be changed at any time.

The Interactive Group, page A-1
The Ventures Group, page A-6

34. We note the disclosure about your investments in various companies, as well as your references to governance arrangements with respect to your interests in such companies. Please disclose the term and any termination rights the parties have with respect to each governance arrangement referenced in this Annex.

The Ventures Group, page A-6

35. We note on pages A-6 and A-7 that you have a 26% ownership interest and a 58% voting interest in both Expedia and TripAdvisor. We also note that you can appoint 20% of the members of the board of each entity. Please revise the disclosure to clarify whether your right to appoint 20% of the members of each board is without exercising your 58% voting power, as it seems that your 58% voting interest would permit you to elect all the board members and control the Expedia and TripAdvisor entities. Please expand your disclosure to clarify how you have the 58% voting interest in these entities.

Annex B: Attributed Financial Information, page B-1

36. Refer to the Statement of Cash Flows Information on page B-7. We note that you include a cash payment each year from Interactive to Ventures. Please expand the notes to explain the nature of this cash payment and the extent to which these payments will continue after the issuance of the tracking stock.

37. Refer to Note 3 on page B-11. We note that you have entered into a forward sale agreement for 12 million shares of Expedia. Please expand the disclosure to include the number of shares of Expedia Liberty owns so the reader can also compute the carrying value and fair value of those shares subject to the forward agreement.

38. Please expand Note 4 on page B-12 to explain the reason for allocating the exchangeable debentures to Ventures and the Senior Notes to Interactive.

39. Please expand Note 5 on page B-12 to describe the methodologies used in your allocations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Renee L. Wilm
        Katherine Jewell
        Baker Botts L.L.P.